Exhibit 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 (Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438) and Form S-8 (Nos. 333-05670, 333-08824, 333-12178, 333-131991 and 333-164090) of Orckit Communications Ltd. of our report dated March 20, 2013, relating to the consolidated financial statements as of and for the year ended December 31, 2012, which appears in this Report on Form 6-K of Orckit Communications Ltd.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
March 20, 2013	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 68125, Israel, P.O Box 452 Tel-Aviv 61003  Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.co.il